Exhibit 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-11 No. 333-[•]) and related Prospectus of Apple REIT Ten, Inc. (the “Company”) for the registration of 99,861,104 units, each of which consists of one Common Share and one Series A Preferred Share of the Company and to the incorporation by reference therein of our reports dated March 6, 2013, with respect to the audited consolidated financial statements and schedule of the Company, and the effectiveness of internal control over financial reporting of the Company, included in its Annual Report (Form 10-K) for the year ended December 31, 2012, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Richmond, Virginia
January 17, 2014